                                        Filed Pursuant to Rule 424(b)(2)
                                  Registration No. 333-51907 and 333-51907-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 24, 1998)

[LOGO]

U S WEST CAPITAL FUNDING, INC.

$400,000,000
6 1/2% DEBENTURES DUE 2018

INTEREST PAYABLE MAY 15 AND NOVEMBER 15

ISSUE PRICE: 99.426%
PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST IS
UNCONDITIONALLY GUARANTEED BY

U S WEST, INC.

The Debentures will mature and the principal amount will be payable on November 15, 2018. The Debentures are unsecured obligations of U S WEST Capital Funding, Inc. ("Capital Funding") and rank equally with all other unsecured and unsubordinated indebtedness of Capital Funding. Capital Funding may redeem the Debentures, in whole at any time or in part from time to time, at a redemption price determined as described on page S-10. Capital Funding will issue the Debentures in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The principal executive offices of Capital Funding and U S WEST, Inc. are located at 1801 California Street, Denver, Colorado, 80202, telephone number:
303-896-1277.

-------------------------------------------------------------------------------------
                                      PRICE TO         DISCOUNTS AND  PROCEEDS TO
                                      PUBLIC           COMMISSIONS    CAPITAL FUNDING
-------------------------------------------------------------------------------------
Per Debenture                         99.426%          .875%          98.551%
-------------------------------------------------------------------------------------
Total                                 $397,704,000     $3,500,000     $394,204,000
-------------------------------------------------------------------------------------

The Debentures will not be listed on any national securities exchange. Currently, there is no public market for the Debentures.

The Debentures will be ready for delivery in book-entry form only through The Depository Trust Company, on or about November 18, 1998.

J.P. MORGAN & CO.

            LEHMAN BROTHERS

                        MERRILL LYNCH & CO.

                                    SALOMON SMITH BARNEY

November 13, 1998

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus, nor any sale made hereunder and thereunder, shall, under any circumstances, create any implication that there has been no change in the affairs of U S WEST, Inc. ("U S WEST") or Capital Funding since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
                                                                                                             ---------
Forward-Looking Information May Prove Inaccurate...........................................................        S-3
U S WEST, Inc..............................................................................................        S-3
U S WEST Capital Funding, Inc..............................................................................        S-4
Recent Developments........................................................................................        S-4
Use of Proceeds............................................................................................        S-4
Capitalization of U S WEST, Inc............................................................................        S-4
Summary Historical and Pro Forma Financial Data............................................................        S-5
Description of Debentures..................................................................................        S-9
Underwriting...............................................................................................       S-13
Legal Matters..............................................................................................       S-14

                                                PROSPECTUS

Description of Separation..................................................................................          2
Available Information......................................................................................          2
Incorporation of Certain Documents by Reference............................................................          2
Forward-Looking Information May Prove Inaccurate...........................................................          3
U S WEST, Inc..............................................................................................          3
U S WEST Capital Funding, Inc..............................................................................          4
Use of Proceeds............................................................................................          4
Ratio of Earnings to Fixed Charges.........................................................................          4
Description of Debt Securities and Guarantees..............................................................          4
Plan of Distribution.......................................................................................         10
Experts....................................................................................................         11
Legal Opinions.............................................................................................         11

The following information concerning U S WEST, Capital Funding and the Debentures should be read in conjunction with the information contained in the accompanying Prospectus. Capitalized terms used but not defined in this Prospectus Supplement have the same meanings as in the accompanying Prospectus.

                FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

Some of the information presented in this Prospectus Supplement or incorporated by reference constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although U S WEST believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors that could cause actual results to differ from expectations include:

    - greater than anticipated competition from new entrants into the local exchange, intraLATA toll, wireless, data and directories markets, causing loss of customers and increased price competition;

    - changes in demand for U S WEST's products and services, including optional custom calling features;

    - higher than anticipated employee levels, capital expenditures and operating expenses (such as costs associated with year 2000 remediation);

    - the loss of significant customers;

    - pending and future state and federal regulatory changes affecting the telecommunications industry, including changes that could have an impact on the competitive environment in the local exchange market;

    - a change in economic conditions in the various markets served by U S WEST's operations;

    - higher than anticipated start-up costs associated with new business opportunities;

    - delays in U S WEST's ability to begin offering interLATA long-distance services;

    - consumer acceptance of broadband services, including telephony, data and wireless services; and

    - delays in the development of anticipated technologies, or the failure of such technologies to perform according to expectations.

U S WEST and Capital Funding do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus Supplement and the accompanying Prospectus might not occur.

                                 U S WEST, INC.

U S WEST is a diversified communications company providing services principally to customers in a 14-state mountain and western region of the United States, which is comprised of the states of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming (collectively, the "U S WEST Region"). U S WEST has operations in four principal areas: (i) telecommunications and related services;
(ii) wireless services; (iii) high-speed data and Internet services; and (iv) directory services. The major component of U S WEST is U S WEST Communications, Inc. ("U S WEST Communications"), a wholly-owned subsidiary of U S WEST, which provides communications services to more than 25 million residential and business customers in the U S WEST Region. U S WEST is a Delaware corporation and its principal executive offices are located at 1801 California Street, Denver, Colorado 80202, telephone number: 303-896-1277. U S WEST has one class of common stock, par value $.01 per share.

                         U S WEST CAPITAL FUNDING, INC.

Capital Funding is a wholly-owned subsidiary of U S WEST and was incorporated under the laws of the State of Colorado in June of 1986. Capital Funding provides financing to U S WEST and its affiliates through the issuance of indebtedness guaranteed by U S WEST. Capital Funding has no independent operations.

                              RECENT DEVELOPMENTS

On June 12, 1998, old U S WEST, Inc. (renamed "MediaOne Group, Inc." and referred to in this Prospectus Supplement as "Old U S WEST") separated its media business and communications business into two publicly-traded companies (the "Separation"). The media business is conducted through MediaOne Group, Inc. and the communications business is now conducted through U S WEST and its subsidiaries. As used herein, references to "U S WEST" refer to the communications business and the domestic directories business prior to the Separation and to U S WEST after the Separation.

From time to time U S WEST engages in discussions regarding restructuring, dispositions, acquisitions and other similar transactions. Any such transaction could include, among other things, the transfer, sale or acquisition of significant assets, businesses or interests, including joint ventures, or the incurrence, assumption or refinancing of indebtedness, and could be material to the financial condition and results of operations of U S WEST. There is no assurance that any such discussions will result in the consummation of any such transaction.

                                USE OF PROCEEDS

Capital Funding will apply the net proceeds from the sale of the Debentures primarily to the repayment of a portion of its commercial paper indebtedness. For the nine months ended September 30, 1998, Capital Funding's commercial paper carried a weighted average interest cost of 5.7888%.

                        CAPITALIZATION OF U S WEST, INC.

The following table sets forth, at September 30, 1998 (i) the unaudited consolidated historical capitalization of U S WEST and (ii) the unaudited consolidated historical capitalization of U S WEST, as adjusted to reflect the sale of the Debentures and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with the historical and pro forma financial statements and notes thereto of U S WEST included in the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                       AT SEPTEMBER 30, 1998
                                                                       ----------------------
                                                                                       AS
                                                                       HISTORICAL   ADJUSTED
                                                                       -----------  ---------
                                                                       (DOLLARS IN MILLIONS)
Short-term debt......................................................  $    1,913   $  1,513
                                                                       -----------  ---------
                                                                       -----------  ---------
Long-term debt.......................................................  $    7,920   $  7,920
Debentures offered hereby............................................           -        400
Total shareowners' equity(1)(2)......................................         625        625
                                                                       -----------  ---------
Total capitalization.................................................  $    8,545   $  8,945
                                                                       -----------  ---------
                                                                       -----------  ---------

------------------------------

(1) U S WEST has 2,000,000,000 shares of common stock authorized. Upon consummation of the Separation on June 12, 1998, there were 485,041,923 shares of U S WEST Communications Group Common Stock ("Communications Stock") issued and outstanding. As a result of the Separation, one share of U S WEST common stock was issued in redemption of each issued and outstanding share of Communications Stock. In addition, approximately 16,341,000 shares of U S WEST common stock were issued to holders of U S WEST Media Group Common Stock ("Media Stock") as a dividend (the "Dex Dividend"), relating to the alignment of the domestic directories business of Old U S WEST with U S WEST (the "Dex Alignment"), based on the average price of the Communications Stock measured over a period of 20 trading days prior to the Separation. As part of the Dex Alignment, $3.9 billion of indebtedness (the "Dex Indebtedness") was refinanced by U S WEST. On September 30, 1998, there were 502,082,955 shares of U S WEST common stock issued and outstanding.

(2) U S WEST has 200,000,000 shares of preferred stock authorized. As of September 30, 1998, no shares of U S WEST preferred stock were issued and outstanding.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

U S WEST SUMMARY HISTORICAL FINANCIAL DATA

The following table sets forth summary historical financial information for U S WEST. This information presents U S WEST's results of operations and financial condition as if it were a separate entity for all periods presented. However, certain transactions undertaken in connection with the Separation, including the refinancing by U S WEST of the Dex Indebtedness and the issuance of approximately 16,341,000 shares of U S WEST common stock to holders of Media Stock in connection with the Dex Alignment are not reflected in the historical financial statements prior to the Separation date. For financial information for U S WEST which gives effect to all such transactions, see "U S WEST Unaudited Selected Pro Forma Financial Data." The summary historical financial data below should be read in conjunction with the financial statements and notes thereto of U S WEST, included in the Old U S WEST Proxy Statement mailed to all shareowners on April 20, 1998. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The summary historical financial data at December 31, 1997 and 1996 and for each of the two years ended December 31, 1997, have been derived from the combined financial statements of U S WEST, which have been audited by Arthur Andersen LLP, independent public accountants. The summary historical financial data at December 31, 1995, 1994 and 1993, and for each of the three years ended December 31, 1995, have been derived from the combined financial statements of U S WEST, which have been audited by PricewaterhouseCoopers LLP, independent accountants. See "Experts" in the accompanying Prospectus. The summary historical financial data at September 30, 1998 and 1997 have been derived from the unaudited consolidated and combined financial statements of U S WEST, respectively, which have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Results for interim periods are not necessarily indicative of results for the entire year.

                                              NINE MONTHS
                                             ENDED OR AS OF                      YEAR ENDED OR AS OF
                                             SEPTEMBER 30,                          DECEMBER 31,
                                          --------------------  -----------------------------------------------------
                                            1998       1997       1997       1996       1995       1994       1993
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Operating revenues:
  Communications & related services.....  $   8,267  $   7,803  $  10,319  $  10,079  $   9,484  $   9,176  $   8,870
  Directory services....................        935        879      1,196      1,120      1,058        997        949
  Intersegment eliminations.............        (28)       (25)       (36)       (31)       (34)       (41)       (40)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          $   9,174  $   8,657  $  11,479  $  11,168  $  10,508  $  10,132  $   9,779
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income:(1)
  Communications & related services.....  $   1,855  $   1,880  $   2,210  $   2,340  $   2,178  $   2,118  $   1,035
  Directory services....................        443        409        566        472        399        398        358
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          $   2,298  $   2,289  $   2,776  $   2,812  $   2,577  $   2,516  $   1,393
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Interest expense........................  $     378  $     304  $     405  $     448  $     429  $     381  $     415
Net income (loss)(2)....................      1,140      1,256      1,524      1,535      1,423      1,403     (2,585)
Dividends per common share(3)...........      1.605      1.605       2.14       2.14       2.14
BALANCE SHEET DATA:
Total assets............................     18,061     17,264     17,667     17,279     16,960     16,317     15,727
Total debt..............................      9,833      5,795      5,715      6,545      6,782      6,147      5,728
Total equity............................        625      4,409      4,367      4,085      3,657      3,357      2,837
OPERATING DATA:
EBITDA(4)...............................      3,923      3,905      4,939      4,970      4,644      4,444      4,166
Capital expenditures....................      1,920      1,644      2,672      2,831      2,770      2,513      2,251
Ratio of earnings to fixed charges(5)...       4.98       6.20       5.67       5.20       5.01       5.38       2.91
Telephone network access lines in
  service (thousands)...................     16,408     15,829     16,033     15,424     14,795     14,299     13,803
Billed access minutes of use (millions)
  Interstate............................     43,868     41,085     55,362     52,039     47,801     43,768     40,594
  Intrastate............................      9,206      8,702     11,729     10,451      9,504      8,507      7,529
Total employees.........................     53,758     50,661     51,110     51,477     54,552     55,246     56,147
Telephone company employees.............     45,654     43,388     43,749     45,427     47,934     47,493     49,668
Telephone company employees per ten
  thousand access lines.................       27.8       27.4       27.3       29.5       32.4       33.2       36.0

                                                   (FOOTNOTES ON FOLLOWING PAGE)

NOTES TO SUMMARY HISTORICAL FINANCIAL DATA

(1) Operating income for the first nine months of 1998 includes Separation expenses of $94 and an asset impairment charge of $35. 1997 operating income includes a $225 regulatory charge related primarily to a rate reduction order in the State of Washington. 1996 operating income includes the current effects of $24 from adopting Statement of Financial Accounting Standards ("SFAS") No. 121. 1993 operating income includes a one-time restructuring charge of $930.

(2) Net income for the first nine months of 1998 includes Separation expenses of $68 and an asset impairment charge of $21. Net income for the first nine months of 1997 includes a gain of $48 on the sales of certain rural telephone exchanges and an extraordinary charge of $3 for the early extinguishment of debt. 1997 net income includes a $152 regulatory charge related primarily to a rate reduction order in the State of Washington, a gain of $48 on the sales of certain rural telephone exchanges, a gain of $32 on the sale of U S WEST Communications' investment in Bell Communications Research, Inc. and an extraordinary charge of $3 for the early extinguishment of debt. 1996 net income includes a gain of $36 on the sales of certain rural telephone exchanges and the cumulative and current effects of $34 and $15, respectively, from adopting SFAS No. 121. 1995 net income includes a gain of $85 on the sales of certain rural telephone exchanges, an extraordinary charge of $8 for the early extinguishment of debt and $8 for costs associated with the November 1995 recapitalization. 1994 net income includes a gain of $51 on the sales of certain rural telephone exchanges. 1993 net income was reduced by $566 for a restructuring charge and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1993 net income was also reduced by extraordinary charges of $3,123 for the discontinuance of SFAS No. 71 and $77 for the early extinguishment of debt.

(3) Dividends per share prior to 1995 are not presented due to the November 1995 recapitalization.

(4) Earnings before interest, taxes, depreciation, amortization and other ("EBITDA"). EBITDA also excludes gains on asset sales and a restructuring charge. U S WEST considers EBITDA an important indicator of the operational strength and performance of its business. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of U S WEST's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

(5) 1993 ratio includes a one-time restructuring charge of $930. Excluding the restructuring charge the ratio would have been 4.76.

U S WEST UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

The following unaudited selected pro forma statement of income data of U S WEST gives effect to the refinancing of approximately $4.4 billion of Old U S WEST debt (including the refinancing of the Dex Indebtedness) (collectively, the "Refinancing"), the issuance of the Dex Dividend to holders of Media Stock in connection with the Dex Alignment, transfers of certain assets and liabilities of Old U S WEST to U S WEST and allocations of certain costs and expenses in connection with the Separation (the "Separation Adjustments") as if such transactions had been consummated as of the beginning of the periods indicated. The following unaudited pro forma balance sheet data of U S WEST gives effect to the Separation Adjustments as if such transactions had been consummated as of the dates indicated. The unaudited selected pro forma financial data are derived from, or prepared on a basis consistent with, the unaudited pro forma condensed combined financial statements of U S WEST and the notes thereto included in documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

The pro forma financial data included herein are based on available information and certain assumptions as of the Separation date that management believes are reasonable and do not necessarily represent what U S WEST's financial position or results of operations would have been had the transactions occurred at such dates or to project U S WEST's financial position or results of operations at or for any future date or period. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma financial information have been made. The unaudited pro forma financial statements should be read in conjunction with the historical and pro forma financial statements and the notes thereto of U S WEST included in the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                       NINE MONTHS ENDED OR
                                                                                             YEAR ENDED OR AS OF
                                                                       AS OF SEPTEMBER 30,       DECEMBER 31,
                                                                       --------------------  --------------------
                                                                        1998(1)    1997(1)    1997(1)    1996(1)
                                                                       ---------  ---------  ---------  ---------
                                                                         DOLLARS IN MILLIONS (EXCEPT PER SHARE
                                                                                        AMOUNTS)
STATEMENT OF INCOME DATA:
Operating revenues:
  Communications & related services..................................  $   8,267  $   7,803  $  10,319  $  10,079
  Directory services.................................................        935        879      1,196      1,120
  Intersegment eliminations..........................................        (28)       (25)       (36)       (31)
                                                                       ---------  ---------  ---------  ---------
                                                                       $   9,174  $   8,657  $  11,479  $  11,168
                                                                       ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------
Operating income(2):
  Communications & related services..................................  $   1,855  $   1,880  $   2,210  $   2,340
  Directory services.................................................        443        409        566        472
                                                                       ---------  ---------  ---------  ---------
                                                                       $   2,298  $   2,289  $   2,776  $   2,812
                                                                       ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------
Interest expense.....................................................  $     495  $     500  $     667  $     710
Net income(3)........................................................      1,068      1,135      1,362      1,373
Diluted earnings per common share(4).................................       2.11       2.25       2.70       2.74
Dividends per common share...........................................      1.605      1.605       2.14       2.14
BALANCE SHEET DATA:
Total assets.........................................................     18,061          -     17,740     17,352
Total debt...........................................................      9,833          -      9,768     10,598
Total equity.........................................................        625          -        339         57
OPERATING DATA:
EBITDA...............................................................      3,923      3,905      4,939      4,970
Ratio of earnings to fixed charges...................................       3.97       4.10       3.76       3.54

                                                   (FOOTNOTES ON FOLLOWING PAGE)

NOTES TO UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

(1) Pro forma financial data reflects final Separation Adjustments.

(2) Operating income for the first nine months of 1998 includes Separation expenses of $94 and an asset impairment charge of $35. 1997 operating income includes a $225 regulatory charge related primarily to a rate reduction order in the State of Washington. 1996 operating income includes the current effects of $24 from adopting SFAS No. 121.

(3) Net income for the first nine months of 1998 includes Separation expenses of $68 and an asset impairment charge of $21. Net income for the first nine months of 1997 includes a gain of $48 on the sales of certain rural telephone exchanges and an extraordinary charge of $3 for the early extinguishment of debt. 1997 net income includes a $152 regulatory charge related primarily to a rate reduction order in the State of Washington, a gain of $48 on the sales of certain rural telephone exchanges, a gain of $32 on the sale of U S WEST Communications' investment in Bell Communications Research, Inc. and an extraordinary charge of $3 for the early extinguishment of debt. 1996 net income includes a gain of $36 on the sales of certain rural telephone exchanges and the cumulative and current effects of $34 and $15, respectively, from adopting SFAS No. 121.

(4) Earnings per share for the first nine months of 1997 and full-year 1997 include an extraordinary charge of $3 ($.01 per share) for the early extinguishment of debt. 1996 earnings per share include $34 ($.07 per share) for the cumulative effect from adopting SFAS No. 121.

                           DESCRIPTION OF DEBENTURES

GENERAL

The Debentures will be issued as a separate series of Debt Securities under an Indenture, dated as of June 29, 1998, as amended or supplemented from time to time (the "Indenture"), among U S WEST, Capital Funding and The First National Bank of Chicago, as trustee (the "Trustee"). The provisions of the Indenture are more fully described under "Description of Debt Securities and Guarantees" in the accompanying Prospectus, to which reference is hereby made. Capitalized and other terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus and the Indenture. As of the date of this Prospectus Supplement, $3.1 billion in Debt Securities have been issued and are outstanding under the Indenture.

The Debentures will be limited to $400,000,000 aggregate principal amount. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Debentures are unconditionally guaranteed as to payment of principal, premium, if any, and interest by U S WEST. The Debentures are unsecured obligations of Capital Funding and rank equally with all other unsecured and unsubordinated indebtedness of Capital Funding. The Guarantees are unsecured obligations of U S WEST and rank equally with all other unsecured and unsubordinated indebtedness of U S WEST. However, because U S WEST is a holding company which conducts substantially all of its operations through subsidiaries, the right of U S WEST, and hence the right of creditors of U S WEST (including holders of the Debentures through the Guarantees), to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of U S WEST itself as a creditor of the subsidiary may be recognized. Reference is made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and the Guarantees.

The Debentures will bear interest at the rate of 6 1/2% per annum from November 18, 1998, or from the most recent interest payment date to which interest has been paid or duly provided for, payable semiannually in arrears on May 15 and November 15 of each year, commencing May 15, 1999, to the persons in whose names the Debentures are registered at the close of business on the May 1 or November 1, as the case may be, next preceding such interest payment date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. If any interest payment date, maturity date or redemption date is a Legal Holiday in New York, New York, the required payment shall be made on the next succeeding day that is not a Legal Holiday as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such interest payment date, maturity date or redemption date, as the case may be, to such next succeeding day. "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open.

The Debentures will mature and the principal amount will be payable on November 15, 2018. The Debentures will not have the benefit of any sinking fund.

The Trustee, through its corporate trust office in the Borough of Manhattan in The City of New York (in such capacity, the "Paying Agent") will act as Capital Funding's paying agent with respect to the Debentures. Payments of principal, premium, if any, and interest on the Debentures will be made by Capital Funding through the Paying Agent to DTC. See "-Book-Entry System."

The Debentures may be transferred or exchanged without any service charge at the corporate trust office of the Paying Agent in the Borough of Manhattan in The City of New York, or at any other office or agency maintained by Capital Funding for such purpose.

OPTIONAL REDEMPTION

The Debentures will be redeemable at the option of Capital Funding, in whole at any time or in part from time to time, on at least 30 days but not more than 90 days prior written notice mailed to the registered holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) the sum, as determined by the Quotation Agent (as defined herein), of the present values of the principal amount of the Debentures to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to November 15, 2018 (the "Remaining Life") discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate (as defined herein) plus 25 basis points, plus, in either case, accrued interest thereon to the date of redemption.

If money sufficient to pay the redemption price of and accrued interest on all of the Debentures (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or a Paying Agent on or before the redemption date and certain other conditions are satisfied, then on and after such date, interest will cease to accrue on such Debentures (or such portion thereof) called for redemption.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

"Comparable Treasury Price" means, with respect to any redemption date, the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

"Quotation Agent" means the Reference Treasury Dealer appointed by Capital Funding.

"Reference Treasury Dealer" means each of J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch Government Securities Inc. and Salomon Smith Barney Inc., and their successors; provided, however, that if any of the foregoing shall cease to be primary a U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Capital Funding shall substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

BOOK-ENTRY SYSTEM

DTC will act as securities depository for the Debentures. The Debentures will each be issued only in the form of one or more fully registered certificates registered in the name of Cede & Co., DTC's nominee. Except as provided below, owners of beneficial interests in the certificates for the Debentures registered in the name of DTC or its nominee ("Global Debentures") will not be entitled to have the Global Debentures registered in their names and will not receive or be entitled to receive physical delivery of the Global Debentures in definitive form. Unless and until definitive Debentures are issued to owners of beneficial interests in the Global Debentures, such owners of beneficial interests will not be recognized as holders of the Debentures by Capital Funding, the Trustee or the Paying Agent. Hence, until such time, owners of beneficial interests in the Global Debentures will only be able to exercise the rights of Holders indirectly through DTC and its participating organizations (which may include Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, and Citibank, N.A., as operator of Cedel Bank, societe anonyme). Except as set forth below, the certificates may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Debenture.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "Clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Debentures within DTC's system must be made by or through Direct Participants, which will receive a credit for the Debentures on DTC's records. The ownership interest of each actual purchaser of each Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased the Debentures. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debentures, except in the event that use of the book-entry system for the Debentures is discontinued.

To facilitate subsequent transfers, all of the Debentures deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debentures. DTC's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyances of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Although voting with respect to the Debentures is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Debentures. Under its usual procedures, DTC would mail an Omnibus Proxy to Capital Funding as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Payments of principal, premium, if any, and interest on the Debentures will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent, the Trustee, Capital Funding or U S WEST, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. is the responsibility of Capital Funding, the Paying Agent or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided herein, a Beneficial Owner in a Global Debenture will not be entitled to receive physical delivery of Debentures. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Debentures.

DTC may discontinue providing its services as securities depository with respect to the Debentures at any time by giving reasonable notice to Capital Funding or the Paying Agent. Under such circumstances, in the event that a successor securities depository is not obtained, certificates for the Debentures are required to be printed and delivered. Additionally, Capital Funding may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Debentures. In that event, certificates for the Debentures will be printed and delivered.

DTC management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as DTC's Direct and Indirect Participants and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being year 2000 compliant; and (ii) determine the extent of their efforts for year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Capital Funding and U S WEST believe to be reliable, but Capital Funding and U S WEST take no responsibility for the accuracy thereof.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, Capital Funding has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters, for whom J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below.

                                                       PRINCIPAL
                                                       AMOUNT OF
  UNDERWRITER                                          DEBENTURES
  --------------------------------------------------  ------------
  J.P. Morgan Securities Inc........................  $200,000,000
  Lehman Brothers Inc. .............................  60,000,000
  Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................  60,000,000
  Salomon Smith Barney Inc. ........................  60,000,000
  Commerzbank Capital Markets Corporation...........   5,000,000
  First Chicago Capital Markets, Inc. ..............   5,000,000
  Fleet Securities, Inc. ...........................   5,000,000
  McDonald Investments Inc. ........................   5,000,000
                                                      ------------
  Total.............................................  $400,000,000
                                                      ------------
                                                      ------------

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Debentures, then the Underwriters are obligated to take and pay for all of the Debentures.

The Debentures are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Representatives have advised Capital Funding that they intend to make a market for the Debentures, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Debentures.

The Underwriters initially propose to offer part of the Debentures directly to the public at the public offering price set forth on the cover page (plus accrued interest, if any, from November 18, 1998) and part to certain dealers at a price that represents a concession not in excess of .50% of the principal amount of the Debentures. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the Debentures to certain other dealers. After the initial offering of the Debentures, the Underwriters may from time to time vary the offering price and other selling terms.

During a period of 30 days from the date of this Prospectus Supplement, Capital Funding will not, without the prior written consent of J.P. Morgan Securities Inc., directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any senior debt securities with maturities of more than one year.

Capital Funding has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Debentures, the Representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Representatives may overallot in connection with the offering of the Debentures, creating a syndicate short position. In addition, the Representatives may bid for, and purchase, Debentures in the open market to cover syndicate short positions or to stabilize the price of the Debentures. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Debentures in the offering of the Debentures, if the syndicate repurchases previously distributed Debentures in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Representatives are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by Capital Funding, are estimated to be $162,500.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with Capital Funding, U S WEST and their respective affiliates.

                                 LEGAL MATTERS

Certain legal matters relating to the Debentures will be passed upon for Capital Funding and U S WEST by Cadwalader, Wickersham & Taft, New York, New York and by Thomas O. McGimpsey, Senior Attorney and Assistant Secretary of U S WEST, and for the Underwriters by Brown & Wood LLP, New York, New York.

PROSPECTUS

                                                                       [LOGO]

                                 $3,500,000,000
                         U S WEST CAPITAL FUNDING, INC.

                                DEBT SECURITIES

             UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL,
                       PREMIUM, IF ANY, AND INTEREST, BY

                                 U S WEST, INC.

    U S WEST Capital Funding, Inc. ("Capital Funding") from time to time offers its notes, debentures, or other debt securities (the "Debt Securities"), in one or more series, up to an aggregate principal amount of $3,500,000,000 (or its equivalent, based on the applicable exchange rate at the time of offering, in such foreign currencies, or units of two or more thereof as shall be designated by Capital Funding). Debt Securities may be issued in registered form without coupons, bearer form with coupons attached, or in the form of a Global Security. All Debt Securities will be unconditionally guaranteed as to payment of principal, premium, if any, and interest by U S WEST, Inc.

    When a particular series of Debt Securities is offered, a supplement to this Prospectus will be delivered (the "Prospectus Supplement") together with this Prospectus setting forth the terms of such Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, form of currency or currencies in which the principal, and premium, if any, and interest are payable, maturity, rate (which may be fixed or variable) and time of payment of interest, any terms for redemption or repurchase at the option of Capital Funding or the holder, any terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts to be purchased by, underwriters and the compensation of such underwriters, any listing of the Debt Securities on a securities exchange, and the other terms in connection with the offering and sale of such Debt Securities.

    If an agent of Capital Funding or a dealer or an underwriter is involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the agent's commission or dealer's or underwriter's discount will be set forth in, or may be calculated from, the Prospectus Supplement. The net proceeds to Capital Funding from such sale will be the purchase price of such Debt Securities less such commission in the case of an agent, the purchase price of such Debt Securities in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other attributable issuance expenses. The aggregate net proceeds to Capital Funding from all the Debt Securities will be the purchase price of the Debt Securities sold, less the aggregate of agents' commissions and dealers' and underwriters' discounts and other expenses of issuance and distribution. The net proceeds to Capital Funding from the sale of the Debt Securities will be set forth in the Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for any agents, dealers or underwriters.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 The date of this Prospectus is June 24, 1998.

                           DESCRIPTION OF SEPARATION

    On June 12, 1998, old U S WEST, Inc. (renamed "MediaOne Group, Inc." and referred to in this Prospectus as "Old U S WEST") consummated a transaction whereby it was separated into two independent companies (the "Separation"). Old U S WEST conducted its businesses through two groups, the U S WEST Communications Group (the "Communications Group") and the U S WEST Media Group (the "Media Group"). Pursuant to the Separation, Old U S WEST (i) contributed the businesses of the Communications Group and the domestic directories business of the Media Group ("Dex") (collectively the "U S WEST Businesses") to USW-C, Inc. (renamed "U S WEST, Inc." and referred to in this Prospectus as "U S WEST") and (ii) redeemed each outstanding share of Communications Group Common Stock ("Communications Stock") for one share of Common Stock of U S WEST ("U S WEST Common Stock") and distributed $850 million in value of U S WEST Common Stock (the "Dex Dividend") to holders of Media Group Common Stock ("Media Stock") in connection with the alignment of Dex with U S WEST (the "Dex Alignment"). In connection with the Separation, U S WEST refinanced approximately $4.4 billion of Old U S WEST debt, including $3.9 billion of debt (the "Dex Indebtedness") in connection with the Dex Alignment, through the issuance of short-term indebtedness. As a result of the Separation, U S WEST became an independent company conducting the businesses of the Communications Group and Dex, and MediaOne Group, Inc. continues as an independent company conducting the businesses of the Media Group other than Dex. The Separation was approved by the holders of Communications Stock and Media Stock at Old U S WEST's Annual Meeting held on June 4, 1998. As used herein, references to "U S WEST" refer to the U S WEST Businesses prior to Separation and to U S WEST after the Separation.

                             AVAILABLE INFORMATION

    U S WEST is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information concerning U S WEST can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, at prescribed rates. The Commission maintains a Web site at http: //www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including U S WEST. U S WEST's Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") and such material is available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of the PSE, 115 Sansome Street, 2nd Floor, San Francisco, California 94104.

    U S WEST and Capital Funding have filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed by U S WEST (and its predecessor Old U S WEST) with the Commission and are incorporated herein by reference: (i) Old U S WEST's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed April 13, 1998,

(ii) Old U S WEST's Current Reports on Form 8-K dated January 29, 1998, February 17, 1998, March 25, 1998 (as amended by Form 8-K/A filed April 13, 1998), April 17, 1998 and May 5, 1998, (iii) Old U S WEST's Proxy Statement on Schedule 14A filed with the Commission on April 20, 1998, (iv) U S WEST's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and (v) U S WEST's Current Reports on Form 8-K dated May 15, 1998, June 3, 1998 and June 17, 1998.

    All documents filed by U S WEST pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies and supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    U S WEST and Capital Funding will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference therein. Requests should be directed to Investor Relations, U S WEST, 1801 California Street, Denver, Colorado 80202 (telephone number (303) 896-1277).

                FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

    Some of the information presented herein or incorporated by reference constitutes "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. Although U S WEST and Capital Funding believe that their expectations are based on reasonable assumptions within the bounds of their knowledge of their businesses and operations, there can be no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include: (i) greater than anticipated competition from new entrants into the local exchange, intraLATA toll, wireless, data and directories markets;
(ii) changes in demand for U S WEST's products and services, including optional custom calling features; (iii) higher than anticipated employee levels, capital expenditures and operating expenses (such as costs associated with year 2000 remediation); (iv) the loss of significant customers; (v) pending regulatory actions in state jurisdictions; (vi) regulatory changes affecting the telecommunications industry, including changes that could have an impact on the competitive environment in the local exchange market; (vii) a change in economic conditions in the various markets served by U S WEST's operations; (viii) greater than anticipated competitive activity requiring new pricing for services; (ix) higher than anticipated start-up costs associated with new business opportunities; (x) delays in U S WEST's ability to begin offering interLATA long-distance services; and (xi) delays in the development of anticipated technologies, or the failure of such technologies to perform according to expectations.

                                 U S WEST, INC.

    U S WEST is a diversified communications company providing services principally to customers in a 14-state mountain and western region of the United States, which is comprised of the states of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. U S WEST has operations in four principal areas:
(i) telecommunications and related services, (ii) wireless services, (iii) high-speed data and Internet

Services; and (iv) directory services. The major component of U S WEST is U S WEST Communications, Inc. which provides communications service to more than 25 million residential and business customers in the region. U S WEST has one class of common stock, par value $.01 per share.

                         U S WEST CAPITAL FUNDING, INC.

    Capital Funding is a wholly-owned subsidiary of U S WEST and was incorporated under the laws of the State of Colorado in June 1986. Capital Funding provides financing to U S WEST and its affiliates through the issuance of indebtedness guaranteed by U S WEST. The principal executive offices of Capital Funding are located at 1801 California Street, Denver, Colorado 80202 (telephone number (303) 672-2700).

                                USE OF PROCEEDS

    Capital Funding will apply the net proceeds from the sale of the Debt Securities to its general funds to be used for the reduction of short-term and long-term borrowings and/or loans to U S WEST and affiliates of U S WEST, which will in turn use the funds for general corporate purposes, including acquisitions, the refinancing of short-term and long-term borrowings, and for other business opportunities. The amount and timing of these loans will depend upon the future growth and financing requirements of U S WEST and its affiliates.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for U S WEST for the periods indicated. For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary items and cumulative effect of change in accounting principle and fixed charges. Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor.

                                                             PRO FORMA
                                                        --------------------
                     HISTORICAL
----------------------------------------------------    YEAR
                                        THREE MONTHS    ENDED   THREE MONTHS
                                        ENDED MARCH     DECEMBER ENDED MARCH
      YEAR ENDED DECEMBER 31,               31,         31,         31,
------------------------------------    ------------    ----    ------------
1993(1)(2) 1994(1) 1995(1) 1996(1) 1997(1) 1997(1) 1998(1) 1997(3) 1997(3) 1998(3)
----    ----    ----    ----    ----    ----    ----    ----    ----    ----
2.91    5.38    5.01    5.20    5.67    6.10    6.50    3.85    4.15    4.37

------------------------------

(1) Historical ratios are based on the combined historical results of U S WEST and exclude the effects of $3.9 billion of indebtedness (the "Dex Indebtedness") which will be refinanced by U S WEST in connection with the Dex Alignment.

(2) 1993 ratio includes a one-time restructuring charge of $930 million. Excluding the restructuring charge, the ratio would have been 4.76.

(3) Based on the unaudited Pro Forma combined results of U S WEST which gives effect to the refinancing by U S WEST of $3.9 billion of Dex Indebtedness in connection with the Dex Alignment. For further information please see U S WEST's Pro Forma financial statements which have been separately filed under Form 8-K dated May 15, 1998.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

    The following description sets forth certain general terms and provisions of the Debt Securities and Guarantees to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement and the extent to which such general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such series of Debt Securities.

    The Debt Securities are to be issued under an Indenture ("Indenture"), to be entered into among U S WEST, Capital Funding, and The First National Bank of Chicago ("Trustee"). As of the date of this Prospectus, no Debt Securities have been issued under the Indenture. The following summaries of certain provisions of the Debt Securities, the Guarantees, and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Debt Securities, the Guarantees, and the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

    The Indenture does not limit the amount of Debt Securities which can be issued thereunder and additional debt securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by, or pursuant to a resolution of, Capital Funding's Board of Directors or by supplemental indenture. Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities being offered hereby; (i) the title of the Debt Securities of the series; (ii) any limit upon the aggregate principal amount of the Debt Securities of the series; (iii) the date or dates on which the principal of the Debt Securities of the series will mature; (iv) the rate or rates (or manner of calculations thereof), if any, at which the Debt Securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to Debt Securities of the series in registered form, the record date for the interest payable on any interest payment date; (v) the place or places where the principal of and interest, if any, on the Debt Securities of the series will be payable; (vi) any redemption or sinking fund provisions; (vii) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which will be payable upon declaration of acceleration of the maturity thereof; (viii) whether the Debt Securities of the series will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale, or delivery of Debt Securities in bearer form ("bearer Debt Securities"), and whether the terms upon which bearer Debt Securities will be exchangeable for Debt Securities in registered form ("registered Debt Securities") and vice versa; (ix) whether and under what circumstances Capital Funding will pay additional amounts on the Debt Securities of the series held by a person who is not a U.S. person (as defined below) in respect of taxes or similar charges withheld or deducted and, if so, whether Capital Funding will have the option to redeem such Debt Securities rather than pay such additional amounts; (x) the form or forms of the Debt Securities; (xi) whether the Debt Securities are issuable as a Global Security and, in such case, the identity of the Depositary for such series; (xii) whether the Debt Securities will be denominated or provide for payment in United States dollars or a foreign currency or units of two or more such foreign currencies; (xiii) if the amount of payments of or interest on the Debt Securities of the series may be determined with reference to an index based on coin or currency other than that in which the Debt Securities are stated to be payable, the manner in which such amounts shall be determined and (xiv) any additional provisions or other special terms not inconsistent with the provisions of the Indenture, including any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of Debt Securities of such series. (Section 2.01 and 2.02.) To the extent not described herein, principal, premium, if any, and interest will be payable, and the Debt Securities of a particular series will be transferable, in the manner described in the Prospectus Supplement relating to such series. Further, all Debt Securities of any one series shall be substantially identical except as to denomination and the rate or rates of interest, if any, and maturity and currency and, except as may otherwise be provided in, or pursuant to, a resolution of Capital Funding's Board of Directors or a certificate delivered pursuant to the Indenture or by supplemental indenture (Section 2.02.)

    Each series of Debt Securities will constitute unsecured and unsubordinated indebtedness of Capital Funding, and will rank on a parity with Capital Funding's other indebtedness, and will have the benefit of the Guarantees described herein. However, since U S WEST is a holding company, the right of U S WEST and, hence, the right of creditors of U S WEST (including the holders of the Debt Securities) to participate in any distribution of the assets of any subsidiaries of U S WEST, whether upon liquidation, reorganization, or otherwise, is subject to prior claims of creditors of the subsidiary, except to the extent that claims of U S WEST itself as a creditor of a subsidiary may be recognized.

    Debt Securities of any series may be issued as registered Debt Securities or bearer Debt Securities or both as specified in the term of the series. Unless otherwise indicated in the Prospectus Supplement, Debt Securities will be issued in denominations of $1,000 and integral multiples thereof, and bearer Debt Securities will not be offered, sold, resold, or delivered to U.S. persons in connection with their original issuance. For purposes of this Prospectus, "U.S. person" means a citizen, national, or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust which is subject to United States federal income taxation regardless of its source of income.

    To the extent set forth in the Prospectus Supplement, except in special circumstances set forth in the Indenture, (i) interest on bearer Debt Securities will be payable only against presentation and surrender of the coupons for the interest installments evidenced thereby as they mature; and (ii) original issue discount (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended), if any, on bearer Debt Securities shall be paid only against presentation and surrender of such Debt Securities, in either case at a paying agency of Capital Funding located outside of the United States and its possessions. (Section 2.05(c).) Capital Funding will maintain such an agency for a period of two years after the principal of such bearer Debt Securities has become due and payable. During any period thereafter for which it is necessary in order to conform to United States tax law or regulations, Capital Funding will maintain a paying agent outside the United States and its possessions to which the bearer Debt Securities or coupons appertaining thereto may be presented for payment and will provide the necessary funds therefor to such paying agent upon reasonable notice. (Section 2.04.)

    Bearer Debt Securities and the coupons related thereto will be transferable by delivery. (Section 2.08(e).)

    If appropriate, federal income tax consequences applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in the form of one or more fully registered global securities (each a "Global Security") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

    The specific terms of the depositary arrangements with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. Capital Funding anticipates that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Global Security, the Depositary for such Global Security will credit the accounts held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by Capital Funding if such Debt Securities are offered and sold directly by Capital Funding. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the

Depositary for such Global Security or on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

    Principal, premium, if any, and interest payments on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither Capital Funding, the Trustee for such Debt Securities, any Paying Agent nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Capital Funding expects that the Depositary for a series of Debt Securities issued in the form of a Global Security, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Debt Securities as shown on the records of such Depositary. Capital Funding also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

    If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Capital Funding within 90 days, Capital Funding will issue Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, Capital Funding may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by a Global Security and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In either instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Debt Securities of such series so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

GUARANTEES

    U S WEST will unconditionally guarantee the due and punctual payment of the principal, premium, if any, and interest on the Debt Securities when and as the same shall become due and payable, whether at maturity, upon redemption, or otherwise. (Section 2.16.) The Guarantees will rank equally with all other unsecured and unsubordinated obligations of U S WEST.

EXCHANGE OF SECURITIES

    To the extent permitted by the terms of a series of Debt Securities authorized to be issued in registered form and bearer form, bearer Debt Securities may be exchanged for an equal aggregate principal amount of registered or bearer form Debt Securities of the same series containing identical terms and provisions and date of maturity in such authorized denominations as may be requested upon surrender of the bearer Debt Securities with all unpaid coupons relating thereto, at an agency of Capital Funding maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 2.08(b).) As of the date of this Prospectus, United States Treasury regulations do not permit exchanges of registered Debt Securities for bearer Debt Securities and, unless such regulations are modified, the terms of a series of Debt Securities will not permit registered Debt Securities to be exchanged for bearer Debt Securities.

LIENS ON ASSETS

    If at any time, Capital Funding mortgages, pledges, or otherwise subjects to any lien the whole or any part of any property or assets now owned or hereafter acquired by it, except as hereinafter provided, Capital Funding will secure the outstanding Debt Securities, and any other obligations of Capital Funding which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant, equally and ratably with the indebtedness or obligations secured by such mortgage, pledge, or lien, for as long as any such indebtedness or obligation is so secured. The foregoing covenant does not apply to the creation, extension, renewal, or refunding of mortgages or liens created or existing at the time property is acquired, created within 180 days thereafter, or created for the purpose of securing the cost of construction and improvement of property, or to the making of any deposit or pledge to secure public or statutory obligations or with any governmental agency at any time required by law in order to qualify Capital Funding to conduct its business or any part thereof in order to entitle it to maintain self-insurance or to obtain the benefits of any law relating to workers' compensation, unemployment insurance, old age pensions or other social security, or with any court, board, commission, or governmental agency as security incident to the proper conduct of any proceeding before it. Nothing contained in the Indenture prevents any entity other than Capital Funding from mortgaging, pledging, or subjecting to any lien any of its property or assets, whether or not acquired from Capital Funding or U S WEST. (Section 4.03.)

AMENDMENT AND WAIVER

    Subject to certain exceptions, the Indenture may be amended or supplemented by Capital Funding, U S WEST, and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series affected by the amendment or supplement (with each series voting as a class), or compliance with any provision may be waived with the consent of holders of a majority in principal amount of the outstanding Debt Securities of each series affected by such waiver (with each series voting as a class). However, without the consent of each Debt Securityholder affected, an amendment or waiver may not
(i) reduce the amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) change the rate of or change the time for payment of interest on any Debt Security; (iii) change the principal of or change the fixed maturity of any Debt Security; (iv) waive a default in the payment of the principal of or interest on any Debt Security; (v) make any Debt Security payable in money other than that stated in the Debt Security; or (vi) make any change to Section 6.04 (Waiver of Existing Defaults), Section 6.07 (Rights of Holders to Receive Payment) or items (i) through (vi) listed in this sentence. (Section 9.02.) The Indenture may be amended or supplemented without the consent of any Debt Securityholder (i) to cure any ambiguity, defect, or inconsistency in the Indenture, the Debt Securities of any series or the Guarantees; (ii) to provide for the assumption of all the obligations of Capital Funding or U S WEST under the Debt Securities, any coupons related thereto, the Guarantees, and the Indenture by any corporation in connection with a merger, consolidation, transfer, or lease of Capital Funding's or U S WEST's property and assets substantially as an entirety, as provided for in the Indenture; (iii) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (iv) to add to the covenants of Capital Funding and U S WEST for the benefit of the holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred upon Capital Funding in the Indenture;
(v) to add to, delete from, or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication, and delivery of Debt Securities, as set forth in the Indenture;
(vi) to secure the Debt Securities pursuant to Section 4.03. of the Indenture;
(vii) to make any change that does not adversely affect the rights of any Debt Securityholder; (viii) to provide for the issuance of and establish the form and terms and conditions of a series of Debt Securities or the Guarantees endorsed thereon or to establish the form of any certifications required to be furnished pursuant to the terms of the Indenture or any series of Debt Securities; or (ix) to add to the rights of Debt Securityholders. (Section 9.01.)

MERGER

    Capital Funding or U S WEST may consolidate with or merge into, or transfer or lease its property and assets substantially as an entirety, to another person if that person is a corporation and assumes all the obligations, as the case may be, of Capital Funding, under the Debt Securities, and any coupons related thereto and the Indenture, or of U S WEST, under the Guarantees and the Indenture, and if, after giving effect to such transaction, a Default or Event of Default would not occur or be continuing. Thereafter, all such obligations of Capital Funding or U S WEST, as the case may be, shall terminate. (Section 5.01. and 5.02.)

    The general provisions of the Indenture do not afford holders of the Debt Securities protection in the event of a highly-leveraged transaction, reorganization, merger or similar transaction involving U S WEST or Capital Funding that may adversely affect holders of the Debt Securities.

EVENTS OF DEFAULT

    The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities: (i) default in the payment of interest on any Debt Security of each series for 90 days; (ii) default in the payment of the principal of any Debt Security of such series; (iii) failure by Capital Funding or U S WEST for 90 days after notice to it to comply with any of its other agreements in the Debt Securities of such series, in the Indenture, in the Guarantees, or in any supplemental indenture; and (iv) certain events of bankruptcy or insolvency of Capital Funding or the Guarantor. (Section 6.01.) If an Event of Default occurs with respect to the Debt Securities of any series and is continuing, the Trustee or the holders of at least 25% in principal amount of all of the outstanding Debt Securities of that series may declare the principal (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable. Upon such declaration, such principal (or, in the case of original issue discount Debt Securities, such specified amount) shall be due and payable immediately. (Section 6.02.)

    Securityholders may not enforce the Indenture, the Debt Securities, or the Guarantees, except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Debt Securities. (Section 7.01.) Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of each series affected (with each series voting as a class) may direct the Trustee in its exercise of any trust power. (Section 6.05.) The Trustee may withhold from Debt Securityholders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. (Section 7.05.)

CONCERNING THE TRUSTEE

    U S WEST and certain of its affiliates, including Capital Funding, maintain banking relationships in the ordinary course of business with the Trustee. In addition, the Trustee and certain of its affiliates serve as trustee, authenticating agent, or paying agent with respect to certain debt securities of U S WEST and its affiliates.

                              PLAN OF DISTRIBUTION

GENERAL

    Capital Funding may sell the Debt Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, (iv) through dealers, or (v) through a combination of any such methods of sale.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions either (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

    Offers to purchase Debt Securities may be solicited directly by Capital Funding or by agents designated by Capital Funding from time to time. Any such agent, which may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Capital Funding to such agent will be set forth, in the Prospectus Supplement or the Pricing Supplement. Unless otherwise indicated in the Prospectus Supplement or the Pricing Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be customers of, engage in transactions with, or perform services for, Capital Funding in the ordinary course of business.

    If an underwriter or underwriters are utilized in the sale, Capital Funding and U S WEST will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transactions will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities.

    If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, Capital Funding will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by each dealer at the time of resale.

    Underwriters, dealers, agents, and other persons may be entitled, under agreements which may be entered into with Capital Funding and U S WEST, to indemnification against, or contribution with respect to, certain civil liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

    If so indicated in the Prospectus Supplement, Capital Funding will authorize dealers or other persons acting as Capital Funding's agents to solicit offers by certain institutions to purchase Debt Securities from Capital Funding pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others, but in all cases, such institutions must be approved by Capital Funding. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchaser of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (b) if the Debt Securities are also being sold to underwriters, Capital Funding shall have sold to such underwriters the Debt Securities not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

    The audited combined financial statements and combined financial statement schedule of U S WEST and the audited consolidated financial statements and the Supplementary Selected Proportionate Results of Operations of Old U S WEST for the years ended December 31, 1997 and 1996 included in Old U S WEST's proxy statement on Schedule 14A (the "Proxy Statement"), filed April 20, 1998, and the audited consolidated financial statements, Supplementary Selected Proportionate Results of Operations and financial statement schedule of Old U S WEST for the years ended December 31, 1997 and 1996 included in Old U S WEST's Annual Report on Form 10-K, as amended by Form 10-K/A filed April 13, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

    The consolidated financial statements of Old U S WEST for the year ended December 31, 1995 included in the Proxy Statement filed April 20, 1998, and the consolidated financial statements and consolidated financial statement schedule of Old U S WEST for the year ended December 31, 1995 included in Old U S WEST's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed April 13, 1998, have been incorporated herein by reference in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The combined financial statements and combined financial statement schedule of U S WEST for the year ended December 31, 1995 included in the Proxy Statement filed April 20, 1998 have been incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

    Certain legal matters relating to the Debt Securities and the Guarantees to be offered hereby will be passed upon for Capital Funding and U S WEST by Thomas
O. McGimpsey, Corporate Counsel and Assistant Secretary of U S WEST.